Exhibit 99.1
                                                                    ------------



                                  Procept, Inc.
                               840 Memorial Drive
                         Cambridge, Massachusetts 02139


                                  CONFIDENTIAL
                                  ------------

                                November 2, 1998


Dr. H. Laurence Shaw
President and Chief Executive Officer
Pacific Pharmaceuticals, Inc.
6730 Mesa Ridge Road, Suite A
San Diego, CA  92121

         Re:  Letter of Intent
              ----------------

Dear Dr. Shaw:

         This letter is intended to confirm recent discussions between Procept, Inc., a Delaware corporation ("Procept"), and Pacific Pharmaceuticals, Inc., a Delaware corporation ("Pacific") regarding the terms which will form the basis for our efforts to reach a definitive agreement regarding the proposed merger of Pacific and Procept (the "Merger"). It is expressly agreed that, with the limited exceptions of Sections 2 and 4, which shall be legally binding, this letter does not constitute a firm proposal, offer or enforceable agreement to consummate the Merger, is not legally binding on either of the parties and imposes no duty or obligation on either of them to proceed with the proposed transaction. In the event that a definitive agreement to consummate the Merger is not signed by November 19, 1998, the binding provisions of Sections 2.1 shall terminate, and the parties shall have no further obligations except as stated in Sections 2.2 and 4.

         1. Preparation of Definitive Agreement. Counsel for Procept and for Pacific will prepare a definitive agreement for submission to and approval by the boards of directors and stockholders of each of Procept and Pacific and Procept will thereby succeed to and acquire the business of Pacific (the "Business"). Procept and Pacific acknowledge agreement in principle to the following terms and conditions of the transaction:

                 1.1 Proposed Merger. For the consideration set forth below, Pacific will merge with and into Procept. All of the outstanding capital stock, options, warrants and other rights to acquire an interest in the capital structure of Pacific will convert into the aggregate securities specified in
Section 1.2 below.

                 1.2 Consideration. On the date of the closing of the transaction (the "Closing Date"), Procept shall deliver:

                           (a) to the Pacific stockholders 2,755,000 shares of
Procept Common Stock (of which the 1,287,647 shares of Procept Common Stock that will be issued in the Merger to the holders of Pacific Preferred Stock shall be accompanied by certain contractual rights identical to contractual rights held by purchasers in Procept's 1998 private placement); and

                           (b) to the holders of outstanding options and
warrants to purchase Pacific stock, options and warrants to purchase Procept Common Stock exercisable for that number of shares of Procept Common Stock which such option or warrant holder would have been entitled to receive if the underlying Pacific shares had converted in the Merger, at an exercise price per share equal to the aggregate exercise price of the Pacific option or warrant exchanged divided by the number of shares of Procept Common Stock subject to the new option or warrant, and otherwise having the same terms and conditions as the Pacific option or warrant.

                 1.3 Certain Assumed Rights and Obligations. Each of Procept and Pacific acknowledges that by virtue of the Merger, Procept will acquire the equity interest of Pacific in BGDC and will be subject to the obligations of Pacific to the other stockholders of BGDC.

                 1.4 Stockholder Approval; Fairness Opinions. Each of Procept and Pacific will promptly seek stockholder approval of the Merger after the execution of the definitive merger agreement. Prior to the solicitation of proxies or consents from stockholders (or the mailing of an information statement in lieu thereof), each of Procept and Pacific will obtain fairness opinions from a reputable investment banking firm with respect to the Merger, copies of which shall be provided to the stockholders of each company.

                 1.5 Form of Transaction, Tax and Accounting Treatment. The final form of the transaction will be determined by Procept and Pacific after consultation with their legal, tax and accounting advisors. It is currently contemplated that the transaction will be tax-free to Procept, Pacific and their respective stockholders. Procept anticipates the transaction will be recorded using "purchase accounting."

                 1.6 Employment and Consulting Agreements. Certain Pacific employees may enter into employment agreements or consulting and confidentiality agreements. Prior to the execution of a definitive agreement, the parties shall identify each such person by name and title and determine his or her term of employment or consultation and compensation. Prior to the Closing Date, all of such agreements will be completed and signed by all parties.

                 1.7 Registration of Shares; Restrictions on Resale. The shares of Procept Common Stock delivered in the Merger will have been registered under the Securities Act of 1933, as amended (the "Act"), on Form S-4. As a result, the shares of Procept Common Stock will be freely tradable following the Merger, subject to the provisions of Rule 145 under the Act.

                 1.8 Timing. It is the intention of the parties to sign the definitive agreement no later than November 19, 1998.

                 1.9 Representations and Warranties. The definitive agreement will contain representations and warranties to the extent customary for merger transactions involving the acquisition of a public company.

                 1.10 Conditions to Closing. As proposed to be structured, the signing of the definitive agreement is conditioned on the approval of the transaction by the Boards of Directors of Procept and Pacific. The consummation of the transactions to be set forth in the definitive agreement shall be subject to the following additional terms and conditions:

                                  1.10.1 Each of Procept and Pacific shall have
                 received satisfactory responses to its requests for information from the other party and each of the parties shall have completed its customary due diligence review to its satisfaction, including review of the financial results of the Business of Procept and Pacific for the last five years.

                                  1.10.2 Pacific and Procept shall each have
                 received approval of their respective stockholders and all other approvals, clearances and consents from any governmental entities and other third parties necessary or desirable for the consummation of the Merger and the Pacific shares shall be free and clear of any lien or encumbrances.

                                  1.10.3 Procept or its independent public
                 accountants shall have (i) completed a review of the revenues and expenses of the Business; (ii) confirmed to Procept's satisfaction that Pacific's financial statements fairly present in all material respects the results of operations and cash flows resulting from the Business in conformity with generally accepted accounting principles; and (iii) confirmed to Procept's satisfaction that Pacific's financial records are adequate to permit Procept to fulfill its SEC financial reporting obligations in connection with the exchange and in connection with Procept's future registered financings without unreasonable effort or expense.

                                  1.10.4 To the extent necessary, each holder of
                 an outstanding Pacific option or warrant shall consent to the exchange of such option or warrant for an option or warrant exercisable for Procept Common Stock, as contemplated by
                 Section 1.2(b) above.

                                  1.10.5 Pacific shall have exercised the option
                 agreement between BTI and Pacific and issued Pacific Common Stock upon exercise thereof.

                                  1.10.6 Such other closing conditions as are
                 customary in a transaction of this type.

                 1.11 Expenses. The definitive agreement will contain provisions whereby Procept and Pacific shall each bear their own costs if the transaction is not consummated. If the transaction is consummated, Procept will discharge expenses of both parties.

         2. Agreement not to Entertain other Offers. In consideration of the efforts and expenses undertaken by both parties in pursuing the contemplated Merger and other valuable consideration, the receipt and adequacy of which are acknowledged, the parties agree as follows:

                 2.1 Until November 19, 1998 (or such earlier time as Procept and Pacific agree to abandon the transactions contemplated by this Letter), neither Pacific nor Procept nor any of their respective authorized representatives may:

                 (i) directly or indirectly, solicit any proposal relating to the acquisition by another party of all or any portion of the capital stock of such company or substantially all of the assets of such company (whether by merger or otherwise);

                 (ii) directly or indirectly, engage in any discussions or negotiations with any other party regarding any such acquisition, or otherwise encourage or facilitate any efforts by any other party to engage in such an acquisition; or

                 (iii) sell, transfer or dispose of all or any portion of the capital stock of such company or substantially all of the assets of such company (whether by merger or otherwise);

provided however, that nothing in the foregoing shall restrict either company from engaging in discussions with potential collaborative partners, subject to such company disclosing to the other the identity of the party involved in such discussions and the general nature thereof; and provided further that, notwithstanding the foregoing, each such company and its authorized representatives may participate in discussions or negotiations with, provide information to, and consummate a transaction with, a third party which would otherwise be prohibited by this section, if (A) such discussions or negotiations had been commenced prior to the date hereof or if commenced after the date hereof, were not solicited by or on behalf of such company and (B) such discussions or negotiations were being continued or initiated after consultation with and based upon written advice of independent legal counsel which determined in good faith that such action is necessary for the Board of Directors of the involved company to comply with its fiduciary duties to its stockholders under applicable law.

                 2.2 In the event that during the period between the date hereof and November 19, 1998, either Pacific or Procept breaches its obligations under
Section 2.1 or engages in discussions or negotiations with, provides information to, or consummates a transaction with a third party, which activity would have been a breach of Section 2.1 but for the second proviso of such section, then, unless a definitive agreement relating to the Merger is subsequently executed by the parties hereto, on the earlier of (i) the consummation of any such transaction with a third party or (ii) December 31, 1998, such company shall pay the other a termination fee in the amount of $50,000, in immediately available funds to an account designated by the recipient party. The parties acknowledge and agree that the provisions for payment of such a termination fee are included herein in order to induce each party to enter into this agreement and to reimburse the non-terminating party for incurring the costs and expenses related to the contemplated Merger. No more than one termination fee shall be paid by any party hereunder. The parties hereto agree that any termination fee that is paid or due hereunder shall be deemed to be liquidated damages designed to reasonably compensate the recipient party for the loss incurred by the terminating party's actions.

                 2.3 Any definitive agreement between the parties regarding the Merger shall include a provision parallel to Sections 2.1 and 2.2 hereof, provided that (i) the obligations of Section 2.1 shall continue until the earlier of the closing of the Merger or the termination of such definitive agreement, and (ii) the termination fee shall be in the amount of $150,000 and shall be payable in the event of a breach by a party of the definitive Merger agreement or a recommendation by the Board of Directors of a party that such company's stockholders approve or accept a transaction with a third party of the type described in clause (iii) of Section 2.1.

         3. Investigation of Business and Operations of Pacific. Pending the preparation, execution and delivery of the definitive agreement and continuing until the Closing Date or termination of this Letter of Intent (i) Pacific will cause officers and representatives of Pacific (including without limitation Pacific's firm of independent certified public accountants) to furnish access to such books and records of Pacific during normal business hours as Procept, its representatives or agents, may reasonably request in connection with its review and investigation of the business and operations, assets and liabilities of Pacific and the market potential for the Business, and (ii) Procept will cause its officers and representatives (including without limitation, Procept's firm of independent certified public accountants) to furnish access to such books and records of Procept during normal business hours as Pacific, its representatives or agents, may reasonably request in connection with the review and investigation by it or the Stockholders of the business and operations, assets and liabilities of Procept.

         4. Confidentiality. As provided in the Confidentiality Agreement between the parties, the existence and the terms of this Letter of Intent and the transactions contemplated herein shall be maintained in confidence by the parties hereto. Except to the extent required by law, all public announcements, notices or other communications regarding such matters to third parties shall require the prior approval of Procept and Pacific.

         5. General. This Letter of Intent is executed and shall be governed by, and construed and enforced (to the extent the Sections are stated herein to be enforceable) in accordance with, the laws of The Commonwealth of Massachusetts.

         If you determine that the foregoing is satisfactory in principle, we would appreciate acknowledgment of that determination by the execution and delivery to us of the enclosed copy of this letter.

         We look forward to your favorable consideration of this letter.

                                          Very truly yours,

                                          PROCEPT, INC.


                                          /s/ John F. Dee
                                          -------------------------------------
                                          John F. Dee
                                          President and Chief Executive Officer

      The foregoing is agreed to and accepted as of the date first set forth above.


                                          PACIFIC PHARMACEUTICALS, INC.



                                          /s/ H. Laurence Shaw
                                          -------------------------------------
                                          Dr. H. Laurence Shaw
                                          President and Chief Executive Officer